# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Finance of America Companies Inc., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/23/2025
Amends the filing with accession number 0001193125-23-096522
Filed by CIK 0001466992
Persons authorized to receive notices and communications: Reza Jahangiri, 895 Dove Street, Suite 300, Newport Beach, California (CA), 92660, (866) 948-0003

## Reporting persons
- Bloom Retirement Holdings Inc. (CIK 0001466992): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 1,894,904; sole dispositive power 0; shared dispositive power 1,894,904; aggregate amount beneficially owned 1,894,904 (9.49% of the class)
- Reza Jahangiri (CIK 0001971548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,894,904; sole dispositive power 0; shared dispositive power 1,894,904; aggregate amount beneficially owned 1,894,904 (9.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Finance of America Companies Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Comment: This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 10, 2023 (as amended to date, the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The Reporting Persons may be deemed to beneficially own 1,894,904 shares of Class A Common Stock as of December 23, 2025, representing 9.49% of the Class A Common Stock outstanding based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2025. The percentage of the Class A Common Stock reported herein gives effect to the Control Condition (as defined below).
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Bloom Retirement Holdings Inc. is the record holder of 95,297 shares of Class A Common Stock and 1,799,607 FOAEC Units, as reported herein. Mr. Jahangiri is the majority shareholder of Bloom Retirement Holdings Inc. and may be deemed to share voting and dispositive power over the securities held by Bloom Retirement Holdings Inc. The percent of class beneficially owned as reported above gives effect to the Conversion Agreement as previously disclosed in Item 4.

The FOAEC Units reported above represent the maximum number of FOAEC Units that may be issued pursuant to the Asset Purchase Agreement. Under the Asset Purchase Agreement, Bloom Retirement Holdings Inc. will be issued FOAEC Units only to the extent that its ownership does not exceed 9.49% of the outstanding shares of Class A Common Stock (giving effect to the deemed exchange of all outstanding FOAEC Units) until, among other conditions, certain consents, approvals, authorizations and waivers are satisfied (the "Control Condition"). Each FOAEC Unit is exchangeable into Class A Common Stock on a one-for-one basis at the option of the holder.
Transactions in the class effected during the past sixty days:
Since the Reporting Persons' most recent filing in Schedule 13D, Bloom Retirement Holdings Inc. has disposed of 100,704 shares of Class A Common Stock in a series of open-market transactions pursuant to the 2025 10b5-1 Trading Plan. Details by date, listing the number of shares of Class A Common Stock disposed of pursuant to the 2025 10b5-1 Trading Plan and the weighted average price per share, are provided in Annex A. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Except as described in this Amendment No. 14, the Reporting Persons have not effected any other transactions with respect to the Class A Common Stock since Amendment No. 13.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bloom Retirement Holdings Inc.: /s/ Reza Jahangiri, Reza Jahangiri, Majority Shareholder (12/30/2025)
- Reza Jahangiri: /s/ Reza Jahangiri, Reza Jahangiri (12/30/2025)